

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Xinyu Jiang
Chief Financial Officer
Dynamic Shares Trust
401 W. Superior St., Suite 300
Chicago, IL 60654

> **Re: Dynamic Shares Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on June 25, 2020**
> **File No. 333-238098**

Dear Mr. Jiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2020 letter.

Amendment No. 1 to the Form S-1 filed on June 25, 2020

The Fund's derivative investments, VIX Futures Contracts, which are largely linked to equity market volatility indexes..., page 17

1. We note your revised disclosure on page 18 that backwardization existed for an extended period of time from October 2018 to December 2018 and from January 2020 to April 2020 in the VIX Futures Contracts markets, and that if the Fund had been trading during such periods, then the Fund would have incurred losses. Please update your disclosure under an appropriate risk factor heading to quantify how the Index and the Fund would have performed during the recent market volatility in 2020. Please discuss the specific risks associated with an investment in the Fund during such a market, including the possibility of substantial investment losses and liquidation of the Fund after such an

event. Please also address specifically the impact of the market volatility in 2018 on products that tracked the index you reference, including the liquidation of the largest inverse VIX exchange-traded product at the time.

General

2.   The Statement of Additional Information should be included as part of your prospectus following the financial statements and preceding any appendices. Please re-number the pages of your Statement of Additional Information so that they are consecutive with the first part of the prospectus.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance